Exhibit 99.1

First Mining Enters into Partnership to Advance Hope Brook Gold Project in Newfoundland

VANCOUVER, BC, April 6, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce it has entered into a definitive agreement (the "Agreement") with Big Ridge Gold Corp. ("Big Ridge") (TSX-V:BRAU) whereby Big Ridge may earn up to an 80% interest in First Mining's Hope Brook Gold Project ("Hope Brook" or the "Project") located in Newfoundland, Canada (the "Transaction").

Pursuant to the definitive earn-in agreement, Big Ridge can earn an 80% interest in the Project through a two-stage earn-in over five years by incurring a total of $20 million in qualifying expenditures, issuing up to 36.5 million shares of Big Ridge to First Mining and making a cash payment to First Mining.  First Mining will retain a 1.5% net smelter returns ("NSR") royalty on the Project, of which 0.5% can be bought back by Big Ridge for $2 million.  First Mining will also have the right to nominate one member to the Board of Directors of Big Ridge (the "Big Ridge Board") on Closing, and thereafter First Mining will be entitled to have one of its nominees on the Big Ridge Board for so long as First Mining owns at least 10% of the issued and outstanding shares of Big Ridge.  A more detailed summary of the earn-in arrangement is set out further below in this news release.

"We are extremely pleased to announce this partnership to advance our Hope Brook project, located in one of the most exciting exploration regions in the gold industry today," stated Dan Wilton, CEO of First Mining.  "The team at Big Ridge brings a unique combination of complementary experiences and skill sets to Hope Brook, including a strong understanding of the operating environment in Newfoundland, robust exploration, development and operational expertise, and deep capital markets experience and relationships.  We are excited to work with Big Ridge as they unlock value in Hope Brook and the surrounding highly prospective land package.  Following the recent success from our partnership with Auteco Minerals on the Pickle Crow Gold Project, we believe this Transaction will further demonstrate the tangible value in our portfolio of assets and will allow First Mining to continue to focus on de-risking, enhancing and advancing our flagship Springpole Gold Project in Ontario, where our recent PFS outlined the potential to produce more than 300,000 oz gold per year at an industry-leading cost profile.  First Mining shareholders will retain significant exposure to Hope Brook through an initial 19% equity stake in Big Ridge, a retained 20% project interest at Hope Brook, milestone share and cash payments and an NSR royalty on the Project."

First Mining continues to execute on its strategy to advance and surface value from its portfolio of gold projects in a timely manner through carefully selected partnerships. These partnerships allow our shareholders to benefit from the tangible value that is unlocked as these projects advance, while at the same time building a highly attractive royalty portfolio for First Mining.

About Big Ridge

Big Ridge is a well-capitalized, Canadian-focused gold exploration and development company led by Michael Bandrowski as President & CEO, a former mining capital markets executive, and Jim Kirke as CFO, former CFO of Marathon Gold.  The Board of Directors is comprised of a highly successful group of experienced mining executives and geologists: Nick Tintor (founder of Anaconda Mining), Bill Williams (former Interim CEO of Detour Gold) and Rick Mazur (CEO of Forum Energy).  Big Ridge has $2.7 million in cash and recently optioned its Destiny gold project to Clarity Gold, which has the potential to provide significant capital to fund work programs at Hope Brook.

Hope Brook Gold Project

The Hope Brook Gold Project is a past-producing gold operation located in southwestern Newfoundland.  Discovered in 1983 by BP-Selco Inc., it was Newfoundland's first major gold producer and remains one of the largest historical gold mines in the province to date.  From 1987 to 1997, Hope Brook produced more than 752,000 oz of gold plus a copper concentrate from 1993 to 1997.  There remains significant infrastructure in place originally used to support previous mining activities including a transmission line with functional power to site, intact roads, tailings ponds, camp facilities and a gravel airstrip.  The property consists of 1,066 claims covering more than 26,000 hectares held under six licenses.  First Mining acquired Hope Brook in July 2015 through its acquisition of Coastal Gold Corp.

Earn-In Details:

On Closing

First Mining will receive from Big Ridge:

  $500,000 cash
  11,500,000 shares of Big Ridge, representing 19.8% of Big Ridge's outstanding shares.

Stage 1 Earn-In

Up until the third anniversary of the Closing date, Big Ridge can acquire a 51% interest in Hope Brook and form a joint venture with First Mining by:

  Spending $10,000,000 in qualifying expenditures on the Project;
  Issuing an additional 15,000,000 shares of Big Ridge to First Mining; and
  Issuing to First Mining a 1.5% NSR royalty on the Project; Big Ridge can buy-back 0.5% of the NSR royalty for $2 million.

Stage 2 Earn-In

Following the completion of the Stage 1 Earn-in and up until the fifth anniversary of the Closing date, Big Ridge can increase its ownership in Hope Brook to 80% by:

  Spending an additional $10,000,000 in qualifying expenditures on Hope Brook; and
  Issuing to First Mining the lesser of i) 10,000,000 shares of Big Ridge; and ii) such number of Big Ridge shares that would result in First Mining owning 19.9% of Big Ridge's outstanding shares.

Additional Terms

  First Mining will have the right to nominate one member to the Big Ridge Board at Closing, and will continue to have the right to have a nominee of First Mining serve on the Big Ridge Board for so long as First Mining owns at least 10% of Big Ridge's outstanding shares.
  First Mining will be free carried to a feasibility study.
  Upon the commencement of commercial production at Hope Brook, Big Ridge will pay $2 million cash to First Mining.

The Transaction is subject to customary closing conditions for a transaction of this nature, including the receipt by Big Ridge of the approval of the TSX Venture Exchange, and is expected to close in Q2 2021 ("Closing").

First Mining Royalty Portfolio

With the addition of the 1.5% NSR Hope Brook royalty, First Mining has continued to accumulate a portfolio of royalties on advanced, high-quality assets.  These assets include a 1.5% NSR royalty on Goldlund being advanced by Treasury Metals Inc., 2.0% NSR royalty on Pickle Crow being advanced by Auteco Minerals Ltd., and 15 other early stage NSR royalties located in Mexico, the United States, Canada and Africa.

Hope Brook Mineral Resource Estimate (3.00 g/t Au cut-off grade)

Category	Tonnes	Grade Au (g/t)	Contained Au (oz)
Indicated	5,500,000	4.77	844,000
Inferred	836,000	4.11	110,000

Notes:

1.	Based on the technical report titled "2015 Mineral Resource Estimate Technical Report Hope Brook Gold Project Newfoundland and Labrador Canada - Dated November 20, 2015", effective Date is November 20, 2015, which is available at www.sedar.com under First Mining's SEDAR profile.
2.	Resource includes only the Mine Zone and 240 Zone areas.
3.	Resource is based on the partial percentage block model with dike material removed. Dike percentage is estimated at 18% for the Mine Zone and 0% for the 240 Zone.
4.	The gold grades reflect applications of domain-specific raw assay capping factors that range between 55 g/t and 3 g/t Au.
5.	The rounding of tonnes may result in apparent differences between tonnes, grade and contained ounces.
6.	Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

Qualified Person
Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.
First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in north-western Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath-Goldlund gold projects towards construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.
Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements
This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the expectation that the transaction will close in Q2 2021; (ii) any stock exchange or regulatory approvals in respect of the Transaction; (iii) completion and timing of any cash and share payments set out in the earn-in agreement that the Company has signed with Big Ridge; (iv) completion and timing of all earn-in stages under the earn-in agreement; (v) the grant and timing of a 1.5% NSR to First Mining over Hope Brook; (vi) completion and timing of all exploration expenditures required under the earn-in agreement; (vii) the duration of First Mining's right to have one of its nominees serve on the Big Ridge Board; and (viii) timing for the formation of a joint venture between First Mining and Big Ridge with respect to Hope Brook. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: regulatory approvals; the presence of and continuity of metals at Hope Brook; success in realizing proposed drilling programs; the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar or Australian dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors
This news release has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") 2014 Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") rules applicable to domestic United States companies. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined under the 2014 CIM definition standards, and are required to be disclosed by NI 43-101. However, these terms are not defined under the SEC rules applicable to domestic United States companies. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

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For further information: Janet Meiklejohn, Vice President, Investor Relations, Direct: +1 604 639 8825, Toll Free: 1 844 306 8827, Email: info@firstmininggold.com; www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 06-APR-21